Exhibit 4.4

Ziggy Switkowski Chief Executive Officer

242 Exhibition Street Melbourne VIC 3000 Australia Locked Bag 5639 Melbourne VIC 8100 20 December 2004	T 03 9204 9999 F 03 9204 9991	400 George Street Sydney NSW 2000 Australia Locked Bag 6600 Sydney NSW 1100	T 02 9204 9999 F 02 9204 9991

Ms Deena Shiff Level 6, 255 Elizabeth Street Sydney NSW 2000
Dear Deena
I am very pleased to confirm the offer to you of the following revised terms of employment with Telstra Corporation Limited (‘Telstra’). The success of Telstra and its related companies depends very much on our senior team and I am sure that you will continue to enjoy contributing to and being a part of Telstra’s success.
This Agreement, together with the attachments, sets out the terms and conditions of your employment and is made under the laws of New South Wales. The following specific arrangements will apply on your acceptance of this agreement:
•	The special incentive plan in which you were participating for 2004/05 will now lapse. There will be no payment under that plan for the 2004/05 financial year.

•	For the 2004/05 financial year you will be assessed and paid based on a full twelve month GMD Annual Incentive Plan. “At Target” this plan is calculated at 70% of your Fixed Remuneration. Half of any payment under this plan will be provided as cash and the balance in the form of Telstra equity which will be held in trust.

•	The next Long Term Incentive allocation is in August 2005. Subject to your continuation in this role the allocation made to you at that time will be based on your GMD remuneration package.
Please indicate your acceptance of the terms and conditions outlined in this letter of offer by signing below and the duplicate copy on each page, and returning it to me as soon as possible.
Yours sincerely
Ziggy E Switkowski
Chief Executive Officer
     I confirm acceptance of the terms and conditions set out in this letter.

1/2/05
Deena Shiff	Date

ZES (signatory initials)	JVS (signatory initials)

CONTENTS
1.	COMMENCEMENT

2.	ROLE AND LOCATION

3.	PERFORMANCE

4.	HOURS OF WORK

5.	REMUNERATION

6.	SUPERANNUATION

7.	LEAVE

8.	REASSIGNMENT AND RELOCATION

9.	RESOLVING DISAGREEMENTS

10.	RECOVER OF OVERPAYMENTS

11.	TERMINATION OF YOUR EMPLOYMENT

12.	INDEMNITY

13.	ENTIRE AGREEMENT

14.	DICTIONARY

CONFIDENTIALITY AND FUTURE EMPLOYMENT

ZES	JVS

(signatory initials) LR-216320	(signatory initials)

1	COMMENCEMENT
1.1	The commencement date of your new Agreement is 1 January 2005.
2	ROLE AND LOCATION
2.1	You will be assigned to the role of Group Managing Director, Telstra Wholesale reporting to Ziggy Switkowski, Chief Executive Officer. Your duties and the reporting requirements of this role may be varied from time to time in accordance with the needs of Telstra.

2.2	You will be located in the Sydney office in New South Wales.
3	PERFORMANCE
3.1	You are required to perform your role in a proper and efficient manner. You will be expected to devote your time, attention and energy to the performance of your duties and achieving your accountabilities and to use your best endeavours to promote and enhance the interests of the Telstra Group, in a manner that is consistent with the Telstra Values.

3.2	Except with the written consent of Telstra you must not undertake, be employed in connection with or have any interest in any other business or profession during your employment under this Agreement, other than by way of holding any shares or other securities which are publicly listed or in a private family company or otherwise available to the general public by way of investment.
4	HOURS OF WORK
Hours of work will be normal business hours and such further hours reasonably necessary to do the job.
5	REMUNERATION
5.1	Your remuneration has fixed and variable or at risk elements which make up your Total Remuneration.

5.2	The Remuneration Summary annexed to this Agreement shows your Fixed Remuneration and Total Remuneration at the commencement of this Agreement.

5.3	Your Fixed Remuneration includes salary, superannuation and any benefits (which also may include fringe benefit tax).

5.4	The variable and/or at risk element of your Total Remuneration is to be paid through participation in Telstra’s annual incentive plan (as amended or replaced from time to time). Any payment due to you from these plans will be paid after the end of each financial year.

5.5	Telstra reviews remuneration levels each year and will take into account relevant factors including performance and prevailing market conditions in establishing your remuneration level. Your first remuneration review will be in October 2005. Any change to your remuneration level will be reflected in a new Remuneration Summary.

ZES	JVS

(signatory initials) LR-216320	(signatory initials)

6	SUPERANNUATION
A company superannuation benefit is included in your Fixed Remuneration. At all times you must allocate at least the minimum Superannuation Guarantee (as varied from time to time) to a complying superannuation scheme in accordance with Telstra Policy. Additional superannuation contributions above this amount can be paid from your Total Remuneration, subject to statutory limits.
7	LEAVE
7.1	You will accrue 4 weeks leave annually. This will be taken in accordance with Telstra policy, at a time agreed between you and your manager.

7.2	Long service leave will accrue and be paid in accordance with Telstra Policy subject to any minimum requirements under applicable legislation. Currently, Telstra Policy provides for three months long service leave after ten years employment with Telstra.

7.3	Subject to your manager’s approval, the company allows for a total of up to 3 months paid sick leave in any one calendar year. Any additional periods of paid sick leave must be agreed with your manager. There is no sick leave accumulation.

7.4	Your annual leave accruals and long service leave accruals will continue to be recognised by Telstra whilst you are employed under this Agreement.

7.5	If you have a sick leave balance it will be preserved. You may not access this preserved sick leave balance while this Agreement operates.
8	REASSIGNMENT AND RELOCATION
8.1	In the event that business needs change, you may be re-assigned to an equivalent role for which your manager judges you to be suitably qualified and experienced, either within Telstra or via secondment within the Telstra Group.

8.2	Unless otherwise agreed in writing, your assignment (or any re-assignment) within Telstra or any secondment within the Telstra Group will occur under the terms and conditions of this Agreement. Any re-assignment or secondment will not constitute termination of this Agreement or your employment with Telstra.

8.3	In the event you agree to move residence to perform a role, Telstra will provide you with relocation assistance in accordance with Telstra Policy.
9	RESOLVING DISAGREEMENTS

If any disagreement arises about your employment or terms of this Agreement, it shall be resolved by applying the Telstra Internal Resolution Process (as amended from time to time).
10	RECOVERY OF OVERPAYMENTS
10.1	In the event an overpayment is made to you, Telstra is entitled to recover it by giving you at least 7 days notice. Overpayments will be recovered through Deduction(s) to your pay in accordance with Telstra Policy until the Overpayment is recovered.

10.2	If your employment ceases for whatever reason, Telstra may offset any amounts owing by you to Telstra (or its Related Bodies Corporate or other specified entities) against any amounts otherwise payable to you upon termination.

ZES	JVS

(signatory initials)	(signatory initials)

11	TERMINATION OF YOUR EMPLOYMENT
11.1	Subject to relevant legislation, your employment may be terminated by either party giving six months written notice.

11.2	If Telstra terminates your employment on notice, you may be required to:
•	remain in Telstra’s service for all or part of the notice period;

•	be paid at your Fixed Remuneration rate in lieu of notice; or

•	be paid at your Fixed Remuneration rate for the notice period but not required to attend for work during the notice period.
11.3	Telstra may terminate your employment if you commit any act of serious misconduct, which includes breach of Telstra Policy. In the event of such termination you will be entitled only to Fixed Remuneration to the date of termination, which shall be immediate.

11.4	If Telstra terminates your employment due to redundancy, you will also receive a severance payment determined in accordance with Telstra Policy. Should this severance payment be less than the termination payment provided for in clause 11.5 the termination payment provided for in clause 11.5 will apply.

11.5	If Telstra terminates your employment for any reason other than serious misconduct or redundancy, you will receive in addition to any notice or payment in lieu of notice a termination payment equivalent to twelve months Fixed Remuneration.

11.6	You must immediately return all Property at the request of any authorised representative, at any time.
12	INDEMNITY

In the event that you are appointed to a position of statutory responsibility and accountability in any company formed or acquired by Telstra, the Telstra Directors’ and Officer Liability Policy will apply.
13	ENTIRE AGREEMENT
13.1	This document together with any Attachments records the agreement between the parties. No previous negotiations, understandings, contracts, agreements, representations, warranties, memoranda or commitments will affect the terms and conditions of your employment by Telstra.

13.2	No oral explanation or information provided by any party to another shall
(a)	affect the meaning or interpretation of this document, or

(b)	constitute any collateral agreement, warranty or understanding between any of the parties.

ZES	JVS

(signatory initials) LR-216320	(signatory initials)

14	DICTIONARY

In this Agreement:

“Confidential Information” means any trade secret, technical knowledge, concepts, ideas, designs, programs, processes, procedures, innovations, inventions, data bases, data surveys, customer lists or information, sales plans or marketing plans, research, software, records or other information concerning Telstra or its Related Bodies Corporate or any of their customers or suppliers which is secret and confidential of which you became aware during your employment with Telstra;

“Deduction” means the authorised repayment by you of such Overpayment;

“Overpayment” means money paid by Telstra to you, whether by error or otherwise, to which you are not entitled under this Agreement, or Telstra Policy;

“Related Body Corporate” has the same meaning as in the Corporations Act 2001;

“Related Entity” has the same meaning as in the Corporations Act 2001;

“Telstra” means Telstra Corporation Limited;

“Telstra Group” means the Telstra Group of companies, and unless otherwise specified, includes Telstra, its business units or functional divisions, its Related Bodies Corporate and any other Related Entities or entities in which Telstra has any share holding of any kind;

“Telstra Policy” means the policies, procedures, business rules, and processes of Telstra, its business units or functional divisions, as varied or added to from time to time.

“Property” means any property of the Telstra Group which is in your possession, custody or control, including any documents and papers and all copies of such documents and papers.

ZES	JVS

(signatory initials)	(signatory initials)

14.1	SIGNING PAGE

Signed by Deena Shiff
on 1/2/05 in the
presence of:

**Signature of witness		Signature of Employee

SALLY DARBY
255 ELIZABETH ST
SYDNEY NEW 2000
Deena Shiff
Full Name and address of witness		Name of employee
(please print)

Signed for and on behalf of	)
Telstra Corporation Limited	)
on 22/12/04 by its authorised	)
representative in the presence of:	)

Signature of witness		Signature of authorised representative

SIMON ASENBERGER
242 EXHIBITION ST
MELBOURNE 3000
Dr. Ziggy Switkowski
Full Name and address of witness		Chief Executive Officer
(please print)

ZES	JVS

(signatory initials)	(signatory initials)

CONFIDENTIALITY AND FUTURE EMPLOYMENT
A	Confidentiality and Protection of Business Interests
(a)	In entering this Agreement you agree and undertake:

(1)	that at all times during and after your employment under this Agreement you will not disclose any Confidential Information to any person other than in the performance of your duties, as required by law or with the prior written consent of the Telstra Group; and

(2)	that you will not at any time during or after your employment under this Agreement use any Confidential Information for the benefit of any person except where authorised to do so by Telstra; and

(3)	that immediately upon the request of Telstra or upon the termination of your employment with Telstra you will:
(A)	1.1 deliver to Telstra all Confidential Information which is in your control and which is physically capable of delivery; and

(B)	1.2 destroy any Confidential Information which is stored in any electronic, magnetic or optical form but which is not capable of delivery to Telstra so that it cannot be recovered or in any way reconstructed or reconstituted.
(4)	These obligations shall lapse in relation to any of the Confidential Information which comes into the public domain other than through your wrongful act.
(b)	Except with the written consent of Telstra you must not undertake, be employed in connection with or have any interest in any other business or profession during your employment under this Agreement, other than by way of holding any shares or other securities that are publicly listed, in a private family company or otherwise available to the general public by way of investment.
B	Future Employment

If your employment with Telstra ceases for any reason you must not (without the prior written consent of Telstra) be employed by, or provide services as an agent, independent contractor or in any other capacity to, any telecommunications business or any business of a like or similar nature to that conducted by Telstra, whether in Australia or overseas, for the minimum period of notice specified in clause 11.1 of the Agreement (whether or not a payment is made in lieu of this period). This period will commence from the date that the notice period commences or the payment in lieu of notice is made. Each element of this restraint operates to the extent to which it is deemed reasonable by any court. Part of the remuneration and benefits provided to you by Telstra is specifically referable to this obligation and your agreement to this term is an acknowledgment that this term is reasonable and goes no further than is necessary to protect the interests and Confidential Information of Telstra and its Related Bodies Corporate.

ZES	JVS

(Signatory initials)	(Signatory initials)

Remuneration Summary

Fixed Remuneration

Fixed Remuneration [1]		$650,000
Minimum Superannuation Amount	$11,585

Variable Remuneration

2004/2005 Target Incentive (“At Risk” Component)
Cash Component 35% of Fixed Remuneration		$227,500

Equity Component 35% of Fixed Remuneration		$227,500

Total Remuneration

Total Potential Remuneration		$1,105,000

(including “On Target” Incentive Level)

Name:	Deena Shiff
Employee Number:	38001746
Work ID	GMD000
Effective Date:	1 January 2005

ZES	JVS

1 Fixed Remuneration includes the Telstra compulsory superannuation guarantee contribution.
By agreement, a greater part of your Fixed Remuneration can be paid as company superannuation contributions, subject to the total contribution (including the compulsory amount) not exceeding the statutory age-based deduction limits.
If you are currently in an excess pension Reasonable Benefit Limit (RBL) position, Telstra may not be required to pay any part of your subject to the total as superannuation contributions. You should speak to a financial adviser if this situation applies to you.